Exhibit 3.1

STOCKHOLDERS’ AGREEMENT

THIS STOCKHOLDERS’ AGREEMENT (the "Agreement") is made this 21st day of September , 2018 by and among the persons listed on Exhibit A and such other persons who in the future become parties pursuant to the terms hereof (collectively, the "Stockholders"; individually, a "Stockholder") and CaliberCos Inc., a Delaware corporation (the "Company"), with reference to the following facts:

A.          Stockholders are currently owners of shares of the common stock of the Company as set forth on Exhibit A.

B.           Stockholders and the Company desire for their mutual benefit and protection to enter into this Agreement governing the ownership, voting and transfer of Shares held by any Stockholder.

C.           Capitalized terms not defined in the text shall have the meanings given to them in Schedule I.

NOW, THEREFORE, in consideration of the mutual promises contained herein, Stockholders and the Company hereby agree as follows:

1.          General Restrictions on Transfer.

1.1.          Conditions to Transfer. No Stockholder may Transfer all or any part of its Shares (including to any Permitted Transferee) unless all of the following conditions have been met: (a) the Company shall have received written notice of the proposed Transfer, setting forth the circumstances and details thereof; (b) the Company shall (at its option) have received an attorney's written opinion, in a form reasonably satisfactory to the Company, specifying the nature and circumstances of the proposed Transfer, and based on such facts stating that the proposed Transfer will not be in violation of any of the registration provisions of the Securities Act of 1933, as amended, or any applicable state securities laws; (c) the Company shall have received from the Transferee (and any Transferee's spouse if such spouse will receive a community property interest in the Shares) a written consent to be bound by all of the terms and conditions of this Agreement in the form of Exhibit B hereto; (d) the Transfer will not result in the loss of any license or regulatory approval or exemption which has been obtained by the Company and is materially useful in the conduct of its business as then being conducted; (e) the Board has consented to the Transfer, which consent may be given or withheld in its sole discretion; (f) the Company is reimbursed upon request for its reasonable expenses in connection with the Transfer, and (g) the Transfer is made in compliance with the provisions of this Article 1. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party’s interest in any such Permitted Transferee. The provisions of this Section 1.1 shall not apply to any transfer of Shares by Donnie Ray Schrader (“Schrader”) to the Company pursuant to the Stock Purchase Agreement.

1.2.          Effect of Transfers. Any Shares Transferred in accordance with this Article 1 shall continue to be subject to this Agreement and any further Transfers shall be required to comply with all terms and provisions of this Agreement. The admission of a substitute Stockholder shall not result in the release of the Stockholder who Transferred the Shares from any liability that such Stockholder may have to the Company.

1.3.          Invalid Sales. Any purported Transfer of Shares made without fully complying with the provisions of this Agreement shall be null and void. The Company agrees not to record any Transfer of Shares on its books and records if it believes such Transfer is not being made in accordance with this Agreement without the consent of the Board.

2.          Right of First Refusal.

2.1.          Purchase Option. Neither Donnie Schrader or any of his Affiliates (specifically excluding Jennifer Schrader) shall voluntarily Transfer any Shares (other than to a Permitted Transferee) except pursuant to a bona fide arm’s length offer and unless he or it shall have first given written notice (the “Transfer Notice”) to the Board and the other Founding Stockholders of such Stockholder’s intent to do so and such Transfer is thereafter completed in accordance with this Article 2. The Transfer Notice shall include the name and address of the proposed Transferee, the number of Shares proposed to be sold (the “Offered Shares”), the cash price or other consideration for the proposed sale and the timing of the payments to be made. Within fifteen days following receipt of the Transfer Notice, the other Founding Stockholders may, by written notice (“Exercise Notice”) to such Transferring Stockholder, elect to purchase the Offered Shares on the terms outlined in the Transfer Notice (such right to be allocated among the other Founding Stockholders pro rata based on their Percentage Interests, except that a Founding Stockholder may purchase more than his/her/its pro rata share to the extent that any other Founding Stockholder does not purchase its/her/its full pro rata share). If the consideration is anything other than cash or payments of cash, then the consideration to be paid shall be converted into its fair value in cash as provided in Section 2.2. To the extent that one or any of the other Founding Stockholders do not elect to purchase all of the Offered Shares, the Company may, by giving an Exercise Notice to such Transferring Stockholder within fifteen days following the expiration of the other Founding Stockholders’ right of first refusal, elect to purchase the remainder of the Offered Shares on the terms outlined in the Transfer Notice. If such rights of first refusal expire without exercise or the right of first refusal is exercised only as to a portion of the Offered Shares, such Transferring Stockholder may Transfer the unpurchased portion of the Offered Shares within 30 days to the named Transferee, at the price and on the terms specified in the Transfer Notice. No Transfer of the Offered Shares shall be made after the expiration of said 30 day period, nor shall any change in the terms of Transfer be made, without a new notice and compliance with the provisions of this Section 2.1.

2.2.          Consideration Other than Cash. For purposes hereof, in the event any consideration offered for the Offered Shares consists of rights, interests or property other than money, the price allocable to such rights, interests or property shall be cash equal to the fair market value of the rights, interests or property on the date the Board receives the Transfer Notice, as agreed upon within seven days after receipt thereof by the Board and the aforementioned Transferring Stockholder or, if such parties are unable to agree, as determined within 30 calendar days thereafter by such nationally recognized investment banking firm as is mutually agreeable to both parties. In the event that the parties are unable to agree upon an investment banking firm for these purposes, each party shall name (and bear the costs and expenses) of its own investment banking firm, which firms, if they are unable to agree upon the fair value, shall select a third investment banking firm to determine the value pursuant to this Section 2.2, all in such manner as to insure that the final determination of fair value is made within 30 calendar days after the Board’s receipt of the Transfer Notice. All costs and expenses of the third investment banking firm shall be borne equally by the aforementioned Transferring Stockholder and the Company, and the time periods for the delivery of any Exercise Notices shall be extended for the period during which this fair value determination is being made. The fair value of such consideration in monetary terms, as so determined, shall be included in the purchase price payable by the other Founding Stockholders and/or the Company hereunder, but the other Founding Stockholders and/or the Company need not transfer to the aforementioned Transferring Stockholder the actual rights, interests or property offered in the offer, nor afford the aforementioned Transferring Stockholder the same tax treatment which would have been available to him/it under the offer, in order to exercise the rights of first refusal granted pursuant to this Article 2.

2.3.          Closing of Purchase Option. The closing of any purchase of the Offered Shares pursuant to the Purchase Option shall take place at the principal offices of the Company on the fifth business day following the delivery of the last Exercise Notice or, in the discretion of the purchasing Founding Stockholders and/or the Company, at such later date as specified in the Transfer Notice and as consented to by the aforementioned Transferring Stockholder (which consent shall not be unreasonably withheld). At the closing, the aforementioned Transferring Stockholder shall deliver to the purchasing Founding Stockholders and/or the Company certificates representing the Offered Shares, duly endorsed for transfer or accompanied by duly executed stock powers with the signature of the aforementioned Transferring Stockholder guaranteed by a commercial bank, trust company or registered broker dealer, and the other Founding Stockholders and/or the Company shall deliver to the aforementioned Transferring Stockholder the purchase price to be paid as herein provided. The transfer of title to the Offered Shares at the closing shall be made without representation or warranty by the aforementioned Transferring Stockholder, except as to his/its good and marketable title to the Offered Shares and the absence of any liens, security interests or adverse claims of any kind arising by, through or under him/it.

3.          Tag-Along Sales.

3.1         Pro Rata Determination and Mechanics. No Founding Stockholder (or his successors or transferees) shall Transfer any Shares (other than to a Permitted Transferee or another Founding Stockholder) unless each other Stockholder is offered a 15-day opportunity to sell a pro rata share (based on Percentage Interests) of his or her Shares to the Transferee on the same terms and conditions and at the same time. Such opportunity shall be provided by delivery of a written notice (the “Tag Along Notice”) to each other Stockholder setting forth the identity of the proposed Transferee, the number of Offered Shares, the proposed consideration therefor and the expected timing of the transaction. Such notice shall not bind the Transferring Stockholder to complete any transaction or be responsible for any breach by the Transferee. Within 15 days following the receipt of the Tag Along Notice, any Stockholder may deliver a written response committing to sell his or her Percentage Interest of the Offered Shares. Such response shall be a binding commitment to execute the sale documents with the Transferee and sell his or her Percentage Interest of the Offered Shares provided the Transfer is completed within 60 days. No Transfer may be made after the expiration of said 60-day period, nor shall any change in the terms of Transfer more favorable to the Transferring Stockholder be made, without a new notice to the other Stockholders and compliance with the provisions of this Section 3.

3.2           “True-up” With Respect to Stock Repurchases. Notwithstanding the provision of Section 3.1, the following shall apply with respect to said Founding Stockholders: the Founding Stockholders acknowledge that Donnie Schrader is afforded certain repurchase rights of his Shares by the Company further to Article II of the Stock Purchase Agreement. To the extent that a Tag-Along Sale is effected further to Section 3.1, each of Jennifer Schrader and John C. Leoffler shall each have the ability to participate in such sale to the exclusion of Donnie Schrader up to the amount of cash proceeds received by Donnie Schrader further to Article II of the Stock Purchase Agreement with any amounts thereafter to be split between all Founding Stockholders on a pro rata basis as set forth in Section 3.1. For the sake of example only, if on the date of such Tag-Along Sale Donnie Schrader has already received $100,000 further to Article II of the Stock Purchase Agreement, each of Jennifer Schrader and John Loeffler shall have the right to sell up to $100,000 apiece further to such Tag-Along Sale to the exclusion of Donnie Schrader and any amounts in excess of such “true up” amount will then be subject to the pro rata allocation described in Section 3.1; under such example, if $1.0 million of Tag-Along proceeds would be realized further to such sale, and each of Jennifer Schrader and John Loeffler chose to participate in such Tag-Along Sale, each of Jennifer Schrader and John Loeffler would be entitled to receive the first $100,000 of proceeds from such Tag-Along Sale and the ability to participate in the balance of the Tag –Along Sale ($800,000 in this example) would be subject to the pro rata allocation referenced in Section 3.1.

4.          Drag Along Sales. In the event of a Drag-Along Sale, each Stockholder will (i) if requested, consent to the Drag-Along Sale, (ii) waive and agree not to pursue any dissenter’s rights or any similar rights in connection with or related to such Drag-Along Sale, and (iii) if the Drag-Along Sale is structured as a sale of securities, agree to sell its Shares (or the applicable portion thereof) on the terms and conditions of such Drag-Along Sale.

5.          Repurchase of Shares

5.1.          Upon Death. In the event of a Stockholder’s death, his/her/its Shares shall be subject to repurchase by the Company, at its option, for the fair market value thereof however in the case of the death of John C. Loeffler, his heirs must agree to such repurchase and shall have the right to determine how many, if any, of such Shares may be repurchased by the Company. The exercise of such option, the determination of fair market value and the closing of the sale shall follow the procedures set forth in Sections 5.3 and 5.4.

5.2.          Bankruptcy. In the event of the institution of any proceedings under any federal or state law for the relief of debtors, including the filing by or against such Stockholder of a voluntary or involuntary petition under the federal bankruptcy law, which such proceedings, if involuntary, are not dismissed within sixty (60) days after the filing thereof or an adjudication of such Stockholder as insolvent or bankrupt or an assignment of the property of such Stockholder for the benefit of creditors, his/her/its Shares shall be subject to repurchase by the Company, at its option, for the fair market value thereof. The exercise of such option, the determination of fair market value and the closing of the sale shall follow the procedures set forth in Sections 4.3 and 4.4.

5.3.          Repurchase Procedures. The Company shall exercise the repurchase rights granted in Sections 5.1 and 5.2 by delivering notice (“Repurchase Notice”) to the Stockholder’s address within 90 days of Stockholder’s death or within 30 days of actual notice of the events described in Section 5.2. Such notice shall include the Company’s determination of the fair market value of the Transferring Stockholder’s Shares to be repurchased. In the case of John C. Loeffler’s heirs, said heirs shall have 30 days from the receipt of the Repurchase Notice to notify the Company in writing of the number of Shares, if any, said heirs wish to be repurchased by the Company; if no notice is received by the Company from Mr. Loeffler’s heirs within such 30 day period, then no Shares held by such heirs shall be subject to repurchase by the Company. If the Transferring Stockholder or the Stockholder’s heirs, as the case may be, do not agree with the Company’s determination as to the fair market value of the Shares within 30 calendar days following the delivery of the Repurchase Notice, they shall within the next 30 calendar days jointly appoint one nationally recognized investment banking firm to determine the fair market value of the Shares, and such nationally recognized investment banking firm shall conduct and complete an appraisal of the fair market value of the Shares within 30 calendar days after appointment. If the Company and the Transferring Stockholder or the Stockholder’s heirs, as the case may be, are unable to agree upon the identity of the nationally recognized investment banking firm to be so jointly appointed, the Company shall promptly choose one nationally recognized investment banking firm by notice to the Transferring Stockholder or the Stockholder’s heirs, as the case may be, and the Transferring Stockholder or the Stockholder’s heirs, as the case may be, shall promptly choose one nationally recognized investment banking firm by notice to the Company. The two nationally recognized investment banking firms so selected shall then promptly appoint a third nationally recognized investment banking firm, which shall determine the fair market value of the Shares within 30 calendar days after the selection. The determination of the fair market value of the Shares as described herein shall be conclusive for all purposes and upon all parties. If either the Company or the Transferring Stockholder or the Stockholder’s heirs, as the case may be, shall fail to appoint a nationally recognized investment banking firm within 30 calendar days after the lapse of the initial 30 calendar day period referred to above, then, the nationally recognized investment banking firm appointed by the party which does appoint a nationally recognized investment banking firm shall alone determine the fair market value of the Shares, and such appraisal shall be binding.

5.4.          Closing of Sale. The Company shall have the right and option for a period ending 30 business days following the determination of the purchase price of the Shares pursuant to Section 5.3, to purchase the Shares available for purchase for cash at the price provided in Section 5.3. Unless the parties involved mutually agree otherwise, delivery to the Company and/or the Transferring Stockholders or the Stockholder’s heirs, as the case may be, of the share certificates representing the Shares to be sold pursuant to this Article 4 and payment of the purchase price therefor shall take place at a closing to be held at the principal office of the Company at 10:00 a.m. within such 30 business day period. The transfer of title to the Shares to be sold at the closing shall be made without representation or warranty by the Transferring Stockholder or the Stockholder’s heirs, as the case may be, except as to his or her or its good and marketable title to the Shares and the absence of any liens, security interests or adverse claims of any kind arising by, through or under such Transferring Stockholder. The share certificates representing the Shares to be sold shall be duly endorsed for transfer or accompanied by duly endorsed stock transfer powers, with the signature of the Transferring Stockholder guaranteed by a commercial bank, trust company or registered broker dealer.

6.          Voting Provisions.

6.1           Voting Matters. Other than John C. Loeffler or Jennifer Schrader (or their assignees), each Stockholder (and any of their assignees) agrees to vote his/her/its shares as directed by the Voting LLC at every meeting of the Stockholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the Stockholders of the Company, including but not limited to any modification or termination of this Agreement further to its terms, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought with respect to each and every one of the foregoing matters:

(a)	any sale, assignment, transfer, license, pledge, hypothecation, or granting of a security interest by the Company of/in all or substantially all of its assets;

(b)	any merger of the Company with another entity (excluding a merger solely to change the Company’s state of incorporation);

(c)	any repurchase of capital stock (other than the repurchase of Common Stock issued to or held by officers, directors or employees of, or consultants to, the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements, whether now existing or hereafter entered into, providing for the right of said repurchase between the Company and such persons);

(d)	any amendment or modification to the Company’s Certificate of Incorporation or Bylaws; or

(e)	any election of officers or directors.

6.2           Representations. Except as contemplated by this Agreement, each Stockholder referenced in Section 6.1 has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to his/her/its Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

6.3           Proxy. Within ten (10) days of the execution and delivery of this Agreement, each Stockholder referenced in Section 6.1 shall execute and deliver to the Voting LLC a proxy, irrevocable to the fullest extent permitted by law, in the form attached hereto as Exhibit A solely to vote his/her/its Shares in accordance with this Article 6; provided, however, that the prior written consent of Donnie Schrader to such vote shall be required if such vote (i) would and is intended to solely specifically target and materially adversely affect the rights of Donnie Schrader as a stockholder of the Company;(ii) would specifically adversely affect the Shares held by Mr. Schrader in a different manner than those Shares held by the other Founding Stockholders; or (iii) would specifically grant greater rights to the Shares held by the other Founding Shareholders in a different manner than those Shares held by Donnie Schrader. The Company agrees to use reasonable efforts to provide Donnie Schrader with a copy of the operating agreement for the Voting LLC no later than sixty (60) days form the date hereof.

6.4           Expiration. This Article 6 shall expire on the earlier of three (3) years from the date of the Agreement or upon such date as the Company has over $1.0 billion of assets under management. Shares sold in the public market at such time as the Company is listed or quoted on a national securities exchange or the OTC shares not be subject to the aforementioned voting provisions in the hands of the buyer of said Shares. In addition, as to Donnie Schrader, if (i) it is determined further to Section 9.7 hereof that a breach of this Agreement by the Company (or a breach of Article 3 by either John Loeffler or Jennifer Schrader has occurred) and remained uncured for a period of fifteen (15) days beyond the date of notice of such breach by Mr. Schrader to the Company (or to John Loeffler or Jennifer Schrader if a breach of Article 3) or (ii) it is determined further Section 4.4 of the Stock Purchase Agreement that the Company breached its repurchase obligations further to Article II thereof, then this Article 6 shall have no further force and effect with respect to Shares held by Donnie Schrader or his Affiliates (specifically excluding Jennifer Schrader).

7.          Confidentiality.

7.1           Confidential Information. Each Stockholder occupies a position of trust and confidence with respect to the Company’s affairs and business. Each Stockholder has had and will have access to Confidential Information, which the Stockholder acknowledges is proprietary to the Company and highly sensitive in nature. While a Stockholder and for five years after ceasing to be a Stockholder, each Stockholder agrees (a) to hold all Confidential Information in strict confidence and trust for the sole benefit of the Company and not, directly or indirectly, to disclose, use, copy, publish, summarize, or remove from Company’s premises any Confidential Information (or remove from the premises any other property of the Company), except to the extent necessary in good faith to carry out Stockholder’s responsibilities as an employee or director of the Company; and (b) not to sell, license or otherwise exploit any products or services which embody in whole or in part any Confidential Information. Specifically, Donnie Schrader represents and warrants to the Company that he has not previously disclosed any Confidential Information to any third party or given any third party access to any Confidential Information.

7.2           Company Property. At the end of Stockholder’s employment by the Company or when Stockholder ceases to be a Stockholder, or at the request of the Company, Stockholder shall deliver to the Company all tangible materials in any way embodying the Confidential Information, including (i) any documentation, records, listings, notes, data, sketches, drawings, memoranda, models, videos, accounts, reference materials, samples and machine-readable media and equipment, (ii) any access codes, passwords, user names, sign-on data or information, user privileges, access privileges, or any other information or rights which would, might or did at one time directly or indirectly allow Stockholder or any other person access to any electronically stored information of any type or nature and (iii) any electronically stored information received, maintained, generated or issued by the Company or any currently or formerly affiliated or related party of the Company other than information to which a Stockholder is entitled pursuant to Arizona law, or which is provided to other Stockholders who are not also officers of the Company;; specifically, Donnie Schrader shall comply with the delivery requirements of this Section 7.2 as of the date hereof and shall deliver all such Confidential Information to the Company as of the date hereof. No Stockholder shall retain any copies of any of the above materials. Stockholder will provide a certificate as to his/her/its compliance with this section upon request. In addition, upon request by the Company, each Stockholder agrees to provide information to it or as it directs concerning all of his/her/its knowledge, information and/or belief about Confidential Information in the possession, custody or control of any person entity other than the Company or an Affiliate or related party of or to the Company, and any information held by any such person or entity about the Company or any Affiliate or related person or executive thereof.

7.3           Intellectual Property. Donnie Schrader acknowledges that the Company is the sole owner of all the products and proceeds of Mr. Schrader’s prior services with the Company including, without limitation, all materials, ideas, concepts, formats, suggestions, developments, and other intellectual property that Mr. Schrader acquired, obtained, developed or created in whole or in part in connection with his services, free and clear of any claims by Mr. Schrader (or anyone claiming under him) of any kind or character whatsoever. Such intellectual property includes, but is not limited to: (i) the automated sales process utilizing Company’s database, including the timing, method, and content thereof; (ii) the format of Company media and methodology used to generate investor interest; (iii) the Company’s electronic subscription process for investments; (iv) the Company’s database, all contents thereof, and the custom formatting created by Company; (v) customer lists and investor lists of any kind generated and/or compiled by the Company or compiled using the Company’s database; (vi) the Company’s legal documents and templates such as those used in conjunction with the Company’s funds and private offerings; (vii) any written content regard the Company and/or it activities such as articles, blog posts, email blasts, etc.; and (viii) websites owned by the Company.

Donnie Schrader shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend the Company’s right, title and interest in and to any such intellectual property.

8.          Other Understandings.

8.1           Legend. In addition to any other legend which may be required by applicable law, each share certificate of the Company shall have endorsed upon its face the following words:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SHARES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

SALE, TRANSFER OR HYPOTHECATION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE PROVISIONS OF AN AGREEMENT BETWEEN THE CORPORATION AND ITS STOCKHOLDERS, DATED EFFECTIVE SEPTEMBER 1 , 2018, A COPY OF WHICH MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE CORPORATION, AND ALL OF THE PROVISIONS OF WHICH ARE INCORPORATED HEREIN. THAT AGREEMENT ALSO REQUIRES THE HOLDER TO SELL THESE SHARES UNDER CERTAIN CONDITIONS."

8.2           Understanding with Respect to New Stockholders. The parties hereto understand that Shares may be acquired by persons not presently parties to this Agreement from either the Company or from Stockholders and agree that provided such persons agree in writing to receive and hold such stock subject to all the provisions of this Agreement, such persons shall be deemed to be Stockholders for all purposes under this Agreement. Upon any issuance of new Shares, the secretary of the Company may replace Exhibit A with an updated version.

8.3           Additional Agreements/Documents. Each party hereto agrees to execute any and all further documents and writings and to perform such other actions which may be or become necessary or expedient to effectuate and carry out this Agreement. Specifically, Donnie Schrader and his Affiliates (specifically excluding Jennifer Schrader) agrees to and John Loeffler will take all actions necessary to cause his spouse (if married at the time of execution) to cooperate with the Company and execute any and all documents reasonably requested by a lender to the Company relative to any non-recourse loan transaction, including but not limited to background and credit checks, to the extent that liability to either Mr. Schrader or the aforementioned spouse of Mr. Loeffler resulting from his/her signature is limited by customary “bad boy” language in the transaction documentation, and the language applicable to Mr. Schrader or the aforementioned spouse of Mr. Loeffler is identical to the language presented to the spouse of any “C-level” officer of the Company to execute relative to said transaction. The Company agrees to pay Donnie Schrader and/or the aforementioned spouse of Mr. Loeffler a fee in connection with any non-recourse loan transaction that he/her is required to sign off on due to the fact that his/her spouse is a personal guarantor further to such transaction; such fee shall be payable only if the Company collects a loan guarantee fee in connection with such transaction and shall be limited per transaction and per person to the lesser of $7,500 or one half of the loan guarantee fee collected by the Company in connection with such transaction. The Company will provide Donnie Schrader and/or the aforementioned spouse of Mr. Loeffler reasonable but limited access to the Company’s attorneys handling such matter solely for the purpose of discussing any personal liability either may have in connection with any such matter.

8.4           Litigation and Regulatory Cooperation. Donnie Schrader shall cooperate reasonably with requests from the Company, or the Company’s legal counsel, in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired in whole or in part while Donnie Schrader was engaged by the Company. The Company will provide Donnie Schrader reasonable but limited access to the Company’s attorneys handling such matter solely to discuss any personal liability he may have in connection with any such matter. Mr. Schrader’s cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. Mr. Schrader also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired in whole or in part while Mr. Schrader was engaged by the Company. The Company shall reimburse Mr. Schrader for any reasonable out-of-pocket expenses incurred in connection with Mr. Schrader’s performance of obligations pursuant to this Section 8.4 in accord with its indemnification obligations to Mr. Schrader provided for by Delaware law, and if Mr. Schrader spends more than five (5) hours in any calendar month in performance of these obligations, the Company shall pay Mr. Schrader $200 per hour for each part of an hour over five (5) hours in such calendar month.

8.5           Market Standoff Agreement. Each Stockholder agrees in connection with any registration of the Company’s securities under the Securities Act or other public offering that, upon the request of the Company or the underwriters managing any registered public offering of the Company’s securities, such Stockholder will not sell or otherwise dispose of any Shares without the prior written consent of the Company or such managing underwriters, as the case may be, for a period of time (not to exceed one hundred eighty (180) days) after the effective date of such registration requested by such managing underwriters and subject to all restrictions as the Company or the managing underwriters may specify for employee-stockholders generally. In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 8.5 and to impose stop transfer instructions with respect to the Shares held by such Stockholder until the end of such period. Each Stockholder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing and that such underwriters are express third party beneficiaries of this Section 8.5.

8.6           Non-Disparagement. Each Stockholder shall not, whether separately or in concert with one or more Persons, and whether in writing or orally) defame or disparage any other Stockholder, the Company, or any Company employee, officer, Director or any other key Company personnel, or any products or services provide by the Company.

8.7           Right of Offset. To the extent that it is determined (i) in a final, non-appealable decision pursuant to Section 9.7 hereof that a breach of this Agreement by Donnie Schrader has occurred (and remained uncured for a period of fifteen (15) days beyond the date of notice of such breach by the Company to Mr. Schrader, it being specifically understood that there shall be no cure period with respect to a breach of Article 2, Article 4, Article 6, or Sections 7.1, 7.2, 8.5 or 8.6 herein), or (ii) (i) in a final, non-appealable decision pursuant to Section 4.4 of the Stock Purchase Agreement that a breach of Section 3.1 therein by Donnie Schrader has occurred (it being specifically understood that there shall be no cure period with respect to a breach of said Section) and (iii) that the Company has in fact incurred monetary damages as a result of any such breach , the Company and Donnie Schrader specifically agree that the Company shall have the right to offset such damages by means of the immediate and automatic cancellation of shares of common stock of the Company held by Donnie Schrader (or his Affiliates, specifically excluding Jennifer Schrader) at the per share price of $2.70. Automatic cancellation pursuant to this Section 8.7 shall be effective without any further action on the part of either the Company or Donnie Schrader and shall be effective whether or not the certificates for such shares are surrendered to the Company and, as it relates to a breach of Sections 7.1 or 7.2 herein or Section 3.1 of the Stock Purchase Agreement, Donnie Schrader shall reasonably cooperate with the Company in connection with and remedial actions the Company may be required to take as a result of any such breach.

8.8           Injunction. Donnie Schrader agrees that it would be difficult to measure any damages caused to the Company which might result from any or threatened breach by him or any of his Affiliates (excluding Jennifer Schrader) of the promises and agreements set forth herein, and that in any event money damages may be an inadequate remedy for any such breach or threatened breach. Accordingly, Donnie Schrader agrees that if he or any of his Affiliates (excluding Jennifer Schrader) breaches, or proposes to breach, any portion of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach or threatened breach without showing or proving any actual damage to the Company and without the need to post a bond or other security.

8.9           Termination of Agreement. Except with respect to Article 5, Article 7, and Sections 8.3, 8.4, 8.5 and 8.6 which shall survive any termination of this Agreement, this Agreement shall terminate upon the earlier to occur of the following: (a) written agreement of 50 % or more of the Shares then outstanding (which shall consent must include that of Donnie Schrader) or (b) upon the effectiveness of a public offering on behalf of the Company, as defined in the Securities Act of 1933, or the Company (or its successor) becoming subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934 or (c) upon a sale by the Company’s stockholders, in one transaction or series of related transactions, of equity securities that represent, immediately prior to such transaction or transactions, at least a majority by voting power of the equity securities of the Company pursuant to an agreement approved by the Board and entered into by the Company where, immediately following the closing of such transaction, the Company’s stockholders do not own a majority of the outstanding common stock of the acquiring entity. As to any individual Stockholder, other than as expressly set forth herein, this Agreement shall terminate at such time as he/she/it has Transferred all Shares in accordance with the terms of this Agreement.

9.          Miscellaneous.

9.1           Entire Understanding. This Agreement, the schedules and definitions attached hereto, and the other agreements referred to herein or executed contemporaneously herewith set forth the entire agreement and understanding of the parties hereto in respect to the subject matter hereof, and supersede all prior and contemporaneous agreements, arrangements and understandings and is not intended to confer upon any other Person any rights or remedies hereunder. There have been no representations or statements, oral or written, that have been relied on by any party hereto, except those expressly set forth in this Agreement. Each Stockholder has full power and authority to make, enter into and carry out its obligations pursuant to the terms and conditions under this Agreement, and (B) the execution and delivery of this Agreement by the Stockholder do not, and the Stockholder’s performance of its obligations under this Agreement will not: (a) conflict with or violate any order, decree or judgment applicable to the Stockholder; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on, any of its Shares pursuant to any agreement to which the Stockholder is a party or by which the Shareholder is bound or affected.

9.2           Modifications. This Agreement may not be amended, altered or modified except by a writing signed by the Company and Stockholders holding 50 % or more of the Shares then outstanding (which consent must also include that of Donnie Schrader).

9.3           Remedies Not Exclusive. No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy will be cumulative and will be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies will not constitute a waiver of the right to pursue other available remedies.

9.4           Notices. All notices under this Agreement will be in writing and will be delivered by personal service or telegram, telecopy or certified mail (if such service is not available, then by first class mail), postage prepaid, to such address as may be designated from time to time by the relevant party.. Any notice sent by certified mail will be deemed to have been given three (3) days after the date on which it is mailed. Any notice sent by telecopy will be deemed to have been given on that date if it is received between the hours of 8:00 a.m. to 4:00 p.m. on a business day; otherwise it will be deemed to be given on the following business day. All other notices will be deemed given when received. No objection may be made to the manner of delivery of any notice actually received in writing by an authorized agent of a party. Notices will be addressedto such address as the party to whom the same is directed will have specified in conformity with the foregoing.

9.5           Parties. Except as otherwise expressly provided herein, (i) none of the provisions of this Agreement will be for the benefit of, or enforceable by, any third party beneficiary; and (ii) this Agreement will be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns, including, but not limited to, the understanding that the rights of the Company may be assigned to any successor to the Company’s business.

9.6           Governing Law. Arizona law, not including Arizona’s conflict of law laws, shall govern the interpretation and enforcement of this Agreement. Any request to any judicial authority in accord with the Parties’ arbitration agreement herein shall be made to a court of competent jurisdiction in Maricopa County, Arizona. This Agreement may be modified or amended only by a writing hand signed by the Parties. No action or inaction in enforcing any provision of this Agreement shall be deemed to constitute waiver, estoppel or laches.

9.7        Arbitration. The Parties to this Agreement agree that any controversy or claim arising out of or relating to or touching upon this Agreement or any of the matters addressed in either agreement, shall be settled by binding arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitrator(s) shall award the successful party in any such arbitration its reasonable attorneys’ fees, costs of suit and forum fees. The locale of any such arbitration shall be Phoenix, Arizona. The foregoing shall not preclude the Company from also seeking relief further to Section 8.8.

9.8        Attorneys' Fees. In any dispute between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any Person hereunder, the party or parties substantially prevailing in such dispute will be entitled, in addition to such other relief as may be granted, to the attorneys' fees and court costs incurred by reason of such dispute.

9.9         Rules of Construction.

9.9.1         Headings. The headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, or extend or interpret the scope of this Agreement or of any particular section.

9.9.2         Tense and Case. Throughout this Agreement, as the context may require, references to any word used in one tense or case will include all other appropriate tenses or cases, and the term "including" means "including but not limited to.”

9.9.3          Severability. The validity, legality or enforceability of the remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable in any respect.

9.9.4          Counterparts and Facsimile. This Agreement may be executed in two or more counterparts and by facsimile, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

*** [NEXT PAGE IS SIGNATURE PAGE] ***

Signature Page to Stockholders’ Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

CALIBERCOS INC.

By:

Name: John C. Loeffler

Title: Chief Executive Officer

The “Stockholders”

John C. Loeffler

Jennifer Schrader

Donnie Schrader

SCHEDULE I

Definitions

"Affiliate" means (i) any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, a Stockholder; (ii) any Person in which any Stockholder has a material financial interest; or (iii) any family member of a Stockholder. The term "control," as used in the immediately preceding sentence, includes, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than ten percent (10%) of the voting rights or economic interest in attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

“Board” means the Company’s board of directors, as duly elected and acting in accordance with the Company’s Bylaws.

“Business” means the origination or servicing of residential mortgages, trust services, asset management or small business lending and any other business as the Board shall determine from time to time.

"Confidential Information" means confidential or proprietary information related to the business, operations or finances of the Company, including, without limitation, information relating to processes, systems, methods, contract forms, prices, volume of sales, marketing methods and plans, promotional methods, and lists of names or classes of customers of the Company, and any other subsidiaries of the Company. Information shall for purposes of this Agreement be considered to be confidential unless known by the public generally, even though such information may have been disclosed to one or more third parties whether pursuant to consulting agreements, joint marketing agreements, or other agreements entered into by the Company or otherwise. Confidential Information includes information developed by Schrader in the course of Schrader’s engagement by the Company prior to the Effective Date of the Founder’s Transition Agreement. Confidential Information also includes the confidential information of others with which or whom the Company has a business relationship.

“Drag-Along Sale” means a single bona fide arm’s length transaction or a series of related bona fide arm’s length transactions: (i) pursuant to which one or more Persons (who are not Affiliates or Permitted Transferees of any Stockholder) acquire Shares representing a majority of the outstanding Stock on a fully diluted basis (whether by merger, consolidation, recapitalization, reorganization, purchase of the outstanding Stock or otherwise), or all or substantially all of the consolidated assets of the Company and its subsidiaries, (ii) that has been approved by the Board, and (iii) pursuant to which all Stockholders will receive the same form of consideration and the same portion of the aggregate net consideration (net of any adjustments or provision for indemnities and following the payment of the reasonable expenses incurred by the Company in connection with such Drag-Along Sale).

“Exercise Notice” is defined in Section 2.1.

“Founding Stockholder” shall mean each of John C. Loeffler, Jennifer Schrader and Donnie Schrader.

“Offered Shares” is defined in Section 2.1.

"Percentage Interest" means, with respect to each Stockholder, (a) the result obtained by dividing the number of such Stockholder’s Shares by the total outstanding Shares, (b) multiplied by 100.

“Permitted Transferee” means (i) in the case of any Stockholder that is not a natural person, any Affiliate of such Stockholder, and (ii) in the case of a Stockholder who is a natural person, such Stockholder’s parents, spouse and lineal descendants and the lineal descendants of such Stockholder’s spouse, or trusts for the benefit of, or corporations, limited liability companies or partnerships, the Stockholders, members or general and/or limited partners of which include only such Stockholder and/or such Stockholder’s parents, spouse or lineal descendants or the lineal descendants of such Stockholder’s spouse; provided that (i) the Stockholder shall deliver prior written notice to the other Stockholders of such transfer, such shares of Shares shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the transferee); and (ii) that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

"Person" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other entity.

"Remaining Stockholder" means, with regard to any transaction, any Stockholder who is not a Transferring Stockholder.

“Repurchase Notice” is defined in Section 5.3.

“Shares” means shares of the capital stock of the Company held by any Stockholder treated on an as converted basis (with respect to any shares of convertible preferred stock of the Company so held by any Stockholder); provided however, that if the Company effects a merger or share exchange with an entity where upon the closing of such transaction the stockholders of the Company immediately prior to the closing of said transaction own a majority of the shares of common stock of the acquiring company, then the term “Shares” will mean shares of the common stock of the acquiring entity.

“Spousal Equivalent” means an individual who is registered with any state governmental entity as a domestic partner of the relevant person to whom such individual may be a Spousal Equivalent (a “Registered Domestic Partner”) or who (a) irrespective of whether or not the relevant person to whom such individual may be a Spousal Equivalent and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else nor a Registered Domestic Partner with anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other’s common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

“Stock Purchase Agreement” means that Stock Purchase Agreement of even date hereof by and between Caliber and Donnie Schrader.

“Tag Along Notice” is defined in Section 3.

"Transfer" means any sale, transfer, assignment, hypothecation or pledge, encumbrance or other disposition, whether voluntary or involuntary, whether by gift, bequest or otherwise, of any interest in Shares. In the case of a hypothecation, the Transfer shall be deemed to occur both at the time of the initial pledge and at any pledgee's sale or a sale by any secured creditor.

“Transfer Notice” is defined in Section 2.1.

"Transferee” means any person to whom a Stockholder wishes to Transfer any Shares.

"Transferring Stockholder" means, with regard to any transaction, any Stockholder who attempts to Transfer his Shares or with regard to whose Shares an option is exercised pursuant to this Agreement.

“Voting LLC” means a to-be-formed Delaware limited liability company to be equally owned by John C. Loeffler and Jennifer Schrader.

Exhibit A

Stockholdings

NAME OF STOCKHOLDER	TOTAL SHARES HELD

Jennifer Schrader	6,239,846
Donnie Schrader	6,239,846
John C. Loeffler II	6,234,846

Exhibit B

CONSENT OF SPOUSE

I am a spouse of a Stockholder of CaliberCos Inc. and acknowledge and agree as follows:

1.          I have carefully read the foregoing Stockholders’ Agreement (the “Agreement”) and know its contents.

2.          I know that my spouse has agreed to sell all of his or her shares in the Company, including any community interest I may have, on the occurrence of certain events.

3.          I hereby consent to any such sale, approve the provisions of the Agreement and agree that the Shares and my interest in them, if any, are subject to the provisions of the Agreement.

4.          I understand that whatever rights I may have in the economic value of the Shares my spouse holds under contract or family law, I will not be able to hold the Shares my spouse holds in my own name or exercise any of the rights in such the Shares without the written consent of the Company and of the Remaining Stockholders.

5.          I will take no action at any time to hinder operation of the Agreement with regard to the Shares my spouse holds or my economic interest, if any, in it.

All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

Signature

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